Exhibit 4.74

Confidential

(Translation, for reference only)

Subscriber Joinder Agreement

ChipMOS TECHNOLOGIES INC.

and

Tsinghua Unigroup Ltd.

Confidential

(Translation, for reference only)

Subscriber Joinder Agreement

This Subscriber Joinder Agreement (“Agreement”) is executed on February 25, 2016 (“Execution Date”) between ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of Taiwan (“ChipMOS”), and Tsinghua Unigroup Ltd., a company incorporated under the laws of People’s Republic of China (“PRC”) (“Tsinghua Unigroup”). ChipMOS and Tsinghua Unigroup shall collectively be referred to as the “Parties.”

Recitals

(A)	ChipMOS and Tsinghua Unigroup executed a Share Subscription Agreement (“Share Subscription Agreement”) on December 11, 2015. Pursuant to the Share Subscription Agreement, ChipMOS agrees, pursuant to Taiwan’s relevant laws and regulations, and the terms and conditions provided herein, to increase its capital and issue 299,252,000 common shares through private placement. After the issuance of the Private Placement Shares, the Private Placement Shares shall be equivalent to around 25% of the total number of ChipMOS’ issued shares (including the Private Placement Shares).

(B)	Pursuant to Section 10.3 of the Share Subscription Agreement, Tsinghua Unigroup requests that ChipMOS, and ChipMOS agrees to, release Tsinghua Unigroup from any obligations incurred from the Share Subscription Agreement, except as otherwise provided in the Share Subscription Agreement. Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (“Assignee”) will become the Subscriber as defined by the Share Subscription Agreement, and will execute another Share Subscription Agreement with ChipMOS (“Subscriber’s Subscription Agreement”).

Article 1 Renewal of Subscriber

Except as otherwise provided in the Share Subscription Agreement, the Parties agree that Tsinghua Unigroup assigns its obligations and liabilities under the Share Subscription Agreement to the Assignee. Therefore, the Parties:

1.1 Irrevocably and unconditionally agree that the Assignee becomes the “Subscriber” defined in the Share Subscription Agreement, and explicitly agree that, except as otherwise provided in the Subscriber’s Subscription Agreement, the Assignee shall be deemed to be the “Subscriber” as defined in the Share Subscription Agreement from the Execution Date of this Agreement and assume all the rights, benefits, liabilities and obligations incurred from the Share Subscription Agreement;

Confidential

(Translation, for reference only)

1.2 Except as otherwise provided herein, irrevocably and unconditionally agree to release Tsinghua Unigroup from all liabilities, obligations, compensation for damages, claims, lawsuits, punishments, fees, costs and expenses incurred from Share Subscription Agreement from the past, present and future; and

1.3 Agree to have the Assignee to perform the obligations of the Subscriber of the Share Subscription Agreement and Subscriber’s Subscription Agreement.

Article 2 General Provisions

2.1 The Subscriber and its direct or indirect controlling shareholders shall obtain all of the consents, approvals, permits and waivers of relevant rights of the internal authority of the entity and relevant competent authorities which are necessary to consummate the Transaction, and such consents, approvals, permits and waivers of relevant rights remain valid as of the Closing Date. For the avoidance of doubt, the Subscriber shall use its best efforts to obtain, and cause its direct or indirect controlling shareholders to obtain, the consents, approvals, permits and waivers of relevant rights that are necessary for the Subscriber to consummate the Transaction. However, if the Subscriber or its direct or indirect controlling shareholders use their best efforts but still fail to obtain such consents, approvals, permits and waivers of relevant rights, the Subscriber and its direct or indirect controlling shareholders shall not bear any liability for breaching.

2.2 Except as otherwise amended explicitly herein, the Share Subscription Agreement shall remain in full force and effect, and the parties of the Share Subscription Agreement shall be bound by each provision provided therein. Any addendums or amendment of this Agreement shall not have any effect unless they are in writing and executed by the Parties of this Agreement or their authorized person.

2.3 If all of or part of any provision of this Agreement is held to be illegal, unenforceable or invalid by the judgment or ruling of a court, the provision shall be deemed not to be a part of this Agreement and other provisions herein shall remain in full force and effect.

2.4 The content of this Agreement shall not affect the effectiveness and enforceability of the provisions of the Share Subscription Agreement. The Share Subscription Agreement shall remain in full force and effect.

Confidential

(Translation, for reference only)

Article 3 Notice

Any notice and other expression of intent under or related to this Agreement shall follow the procedures provided in Section 10.5 of the Share Subscription Agreement.

Article 4 Governing Law and Jurisdiction

This Agreement shall be governed by, and construed in accordance with the laws of Taiwan. The Parties shall first seek to solve any dispute arising out of or related to this Agreement through negotiation. If the Parties fail to solve such dispute through negotiation, each Party shall have the right to issue notice (“Dispute Notice”) to the other Party, and such Dispute Notice shall include the content of the dispute. If the Parties fail to resolve such dispute amicably through negotiation within sixty (60) days from the date on which a Party issued its Dispute Notice to the other Party, each Party shall have the right to submit such dispute to the Hong Kong International Arbitration Center, and proceed with the arbitration procedures in accordance with the Rules of the International Chamber of Commerce with three (3) arbitrators. The Parties shall each select one (1) arbitrator, and the third arbitrator shall be appointed by the two (2) arbitrators so selected. All language used in such proceedings shall be Mandarin Chinese. The Parties agree to keep the content of the dispute and the proceeding of the arbitration confidential. The arbitration award shall be final and binding on the Parties. The losing Party in such arbitration shall bear all of the costs and expenses related to the arbitration as determined by the arbitrators in such dispute (including attorney’s fees).

Confidential

(Translation, for reference only)

ChipMOS TECHNOLOGIES INC.		Tsinghua Unigroup Ltd.

/s/ Shih-Jye Cheng		/s/ Weiguo Zhao

Name:	Shih-Jye Cheng	Name:	Weiguo Zhao
Title:	Chairman	Title:	Chairman